3 November 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 40,104 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1403.2723 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 91,874,122 ordinary shares in treasury, and has 1,085,888,646 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 27,994,342 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 29,504 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €14.8332 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 82,250,413 ordinary shares in treasury, and has 967,435,225 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 25,137,019 shares.